



SECURITI 04004207 ISSION

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SEC FILE NUMBER	
8-	51073

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pride Financial, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9127 Point Court
(No. and Street)

Fishers   Indiana   181   46038
(City)   (State)   (Zip Code)

(SEC MAIL RECEIVED FEB 25 2004 WASH. D.C. PROCESSING SECTION)

OFFICIAL USE ONLY	
FIRM ID. NO.	

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Reece   (317) 573 - 2254
                                                   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - if individual, state last, first, middle name)

6296 Rucker Road, Suite G   Indianapolis   Indiana   46220
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____Thomas E. Reece_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Pride Financial, LLC_____ , as of _____December 31_____ , 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pride Financial, LLC

Financial Report

December 31, 2003



Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Pride Financial, LLC

Independent Auditor's Report

We have audited the accompanying statements of financial condition of Pride Financial, LLC as of December 31, 2003 and December 31, 2002, and the related statements of income, member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pride Financial, LLC as of December 31, 2003 and December 31, 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

January 20, 2004

Pride Financial, LLC

Statement of Financial Condition

Assets		December 31, 2003		December 31, 2002
Cash and cash equivalents	$	23,622	$	19,872
Accounts receivable		10,753		1,030
Deferred tax asset		1,426		1,426
Total Assets	$	35,801	$	22,328

Liabilities and Member's Equity

Liabilities				
Accounts payable	$	12,360	$	268
Income Taxes Payable		883		934
Total Liabilities		13,243		1,202

Member's Equity				
Memberships		17,950		17,950
Retained earnings		4,608		3,176
Total Member's Equity		22,558		21,126
Total Liabilities and Member's Equity	$	35,801	$	22,328

The accompanying notes are an integral part of these financial statements

Pride Financial, LLC

Statement of Income

	For the Years Ended	
	December 31, 2003	December 31, 2002
Revenues	$ 123,352	$ 69,592
Operating Expenses		
Marketing fees	62,246	42,831
State licensing fees	10,776	7,765
Professional fees	48,403	17,940
Office expense	86	6
Training and education	-	75
Total operating expenses	121,511	68,617
Net Income Before Income Taxes	1,841	975
Income Tax	409	192
Net Income	$ 1,432	$ 783

The accompanying notes are an integral part of these financial statements

Pride Financial, LLC

Statement of Member's Equity

	Memberships	Retained Earnings
Balance, January 1, 2002	$ 17,950	$ 2,393
Net income		783
Balance, December 31, 2002	17,950	3,176
Net income		1,432
Balance, December 31, 2003	$ 17,950	$ 4,608

The accompanying notes are an integral part of these financial statements

Pride Financial, LLC

Statement of Cash Flows

	For the Years Ended	
	December 31, 2003	December 31, 2002
Operating Activities		
Net income	$ 1,432	$ 783
Adjustments to reconcile income to net cash provided by operating activities:		
Deferred Income Taxes	-	(18)
Changes in operating assets and liabilities:		
Accounts receivable	(9,723)	1,100
Accounts payable	12,092	(1,484)
Accrued income taxes	(51)	(2,018)
Net Cash Provided by (Used in) Operating Activities	3,750	(1,637)
Increase (Decrease) in Cash and Cash Equivalents	3,750	(1,637)
Cash and Cash Equivalents at Beginning of Year	19,872	21,509
Cash and Cash Equivalents at End of Year	$ 23,622	$ 19,872

The accompanying notes are an integral part of these financial statements.

Note 1 - Significant Accounting Policies

Description of Business
Pride Financial, LLC is a limited-purpose, registered broker and dealer. As a securities broker and dealer, the Company is engaged as a wholesaler of variable life insurance products, annuities and mutual funds. Revenues are generated from a marketing allowance that is received from the sponsors of these various products. Current product sponsors are life insurance companies and a broker dealer located in the United States.

Term of Existence
The latest date on which the Company is to dissolve is January 1, 2050, unless sooner dissolved in accordance with the Indiana Business Flexibility Act or the Company's Operating Agreement.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Revenues are recognized based on the transaction date of customer investments regardless of when cash is received.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company did not pay any interest during the years ending in 2003 and 2002. The Company paid $460 and $2,228 in income taxes to its parent company during 2003 and 2002, respectively.

Note 2 - Income Taxes

The Company is included in the consolidated federal income tax return of its parent, Sale Solutions, LLC. Income tax payables are amounts due to the parent company. For book purposes, the Company computed its federal income tax by applying the statutory rates to all its taxable income. Both companies have elected to be taxed as a regular consolidated corporation rather than as a partnership. An allocation of current and deferred income taxes is as follows:

Pride Financial, LLC

Notes to Financial Statements
December 31, 2003

Note 2 - Income Taxes   (Continued)

	2003	2002
Current State	$ 156	$ 75
Current Federal	253	135
Deferred State	-	(27)
Deferred Federal	-	9
	$ 409	$ 192

The deferred tax asset consists of a noncurrent timing difference in expensing start-up costs.

Note 3 - Related Party Transactions

The majority shareholder of Market Share, Inc. is also an owner of Sale Solutions, LLC, the 100% owner of the Company. Market Share, Inc. has agreed to pay all fixed expenses and some variable expenses of the Company, with no recourse as to future repayment. Pride Financial, Inc. paid $51,292 to Market Share, Inc. in 2003 for management fees and advertising costs.

Note 4 - Concentrations

All of the Company's revenues resulted from only four companies. Income from two of these companies accounted for approximately 80% of gross revenues in 2003.

Note 5 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2003, the Company had net capital of $10,379, which was $5,379 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 127.6%.

Pride Financial, LLC

Notes to Financial Statements
December 31, 2003

Note 6 - Control Requirements

There are no amounts, as of December 31, 2003, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(1) and thus is exempt from the provisions of Rule 15c3-3.

Note 7 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2003 unaudited Focus report and this report. The net effect on net capital was a decrease of $12,602.

Net capital as reported on the unaudited Focus report of December 31, 2003	$	22,981
Increase in nonallowable assets as a result of post Focus accrual adjustments		(10,753)
Decrease in ownership equity as a result of post Focus accrual adjustments		(1,849)
Net Capital as Audited	$	10,379

Pride Financial, LLC

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2003

Net Capital

Member's equity	$	22,558
Less nonallowable assets		12,179
Net capital before haircuts on security position		10,379
Haircuts on securities		-
Net capital	$	10,379
Aggregate Indebtedness	$	13,243
Net capital required based on aggregate indebtedness	$	883

Computation of Basic Net Capital Requirement

Minimum net capital required (Based on minimum dollar requirement)	$	5,000
Excess Net Capital	$	5,379
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$	9,055
Percentage of Aggregate Indebtedness to Net Capital		127.6%



Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
Pride Financial, LLC

In planning and performing our audit of the financial statements of Pride Financial, LLC for the years ended December 31, 2003 and December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principals generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors of
Pride Financial, LLC
Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Because the Company has limited staff, complete segregation of duties is not possible. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
January 20, 2004